Almere, The Netherlands
August 21, 2015
ASM INTERNATIONAL N.V. ANNOUNCES
EFFECTIVE VOLUNTARY DELISTING FROM NASDAQ

ASM International N.V. (Euronext Amsterdam: ASM) ("ASMI" or the "Company") today announces that the voluntary delisting of its common shares, par value €0.04 per share ("ASMI Common Shares"), from the Nasdaq Stock Market has become effective. The ASMI Common Shares, which are held in the U.S. as New York Registry Shares, are now eligible for trading on the OTCQX® Best Market under the symbol ASMIY. The Company intends to maintain its existing NY Registry Program in place to support settlement of these shares traded on the OTCQX market.

The Company intends to terminate the registration of the ASMI Common Shares under Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"), and to terminate all reporting obligations under Sections 13(a) and 15(d) of the 1934 Act. In furtherance of this, the Company today filed with the U.S. Securities and Exchange Commission a Form 15F, pursuant to Rule 12h-6 under the 1934 Act. Upon the filing of the Form 15F, the Company's reporting obligations under Sections 13(a) and 15(d) of the 1934 Act have been suspended.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on the Euronext Amsterdam Stock Exchange (symbol ASM and in the U.S. on the OTCQX® Best Market). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

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